UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SILICOM LIMITED
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M84116 10 8
(CUSIP Number)

Zohar Zisapel
24 Raoul Wallenberg Street,
Tel Aviv, Israel, 69719
972-3-6458181
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Zohar Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511,722 Ordinary Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,511,722 Ordinary Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,722 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.53% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 6,709,034 Ordinary Shares that the Issuer advised were issued and outstanding as of December 31, 2008.

SCHEDULE 13D/A

        This Amendment No. 1 to the Statement on Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on November 28, 2008 relating to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Silicom Limited, a company organized under the laws of Israel (the “Issuer”).  Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated as follows:

        This Schedule 13D relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Silicom Limited, a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba 44000, Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

        All Ordinary Shares presently beneficially owned by the Reporting Person were acquired over several years through various means, including (i) 673,723 Ordinary Shares issued for consideration to the Reporting Person prior to the Issuer’s initial public offering, (ii) 688,765 Ordinary Shares purchased by the Reporting Person in open market transactions using his personal funds; and in addition (iii) 149,324 Ordinary Shares that were purchased by the Reporting Person or by Lomsha Ltd., an Israeli company controlled by the reporting person, in a series of transactions since the last Schedule 13D. The aggregate purchase price for such 149,324 Ordinary Shares was $814,537, all of which amount was paid by the Reporting Person from personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

        (a) The disclosure under Item 3 above and Items 11 and 13 of the cover page of the Reporting Person, are incorporated herein by reference. The Reporting Person beneficially owns approximately 1,511,722 Ordinary Shares, or 22.53%, of the Company’s total number of Ordinary Shares that the Company advised were issued and outstanding as of December 31, 2008. Of such shares (i) 1,193,657 Ordinary Shares are held by the Reporting Person; and (ii) 318,065 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person.

        (b) The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

        (c) The following table sets forth all the transactions in the Ordinary Shares effected by the persons described in the Item 5(a) above since the date of the most recent Schedule 13D. All such transactions were open market purchases effected on the NASDAQ Global Market.

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share

12/15/2008	8,330	5.00
2/17/2009	22,633	5.68
2/18/2009	23,002	5.70
2/19/2009	3,548	5.80
2/23/2009	20,885	5.44
2/24/2009	657	5.38
2/25/2009	800	5.42
2/26/2009	5,000	5.45
2/27/2009	17,700	5.46
3/2/2009	24,900	5.32
3/3/2009	21,869	5.25

	149,324

        (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

        (e) Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009

/s/ Zohar Zisapel —————————————— ZOHAR ZISAPEL